ANDERSON MŌRI

AIG BLDG., 1-3, MARUNOUCHI 1-CHOME, CHIYODA-KU
TOKYO 100-0005, JAPAN

02042522

TEL: (03) 3214-1371
FAX: (03) 3201-7334
TELEX: J22558 BENGOSHI
CABLE: BENGOSHI TOKYO
URL: http://www.andersonmori.com

BEIJING OFFICE
BEIJING FORTUNE BLDG., RM. 709
NO.5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

PLEASE ADDRESS REPLY, ATTENTION OF WRITER, AT CENTRAL P. O. BOX 1195, TOKYO 100-8693, JAPAN

WRITER'S DIRECT TEL: 813-3214-1382
WRITER'S DIRECT FAX: 813-3214-8687
WRITER'S E-MAIL: hirohito.akagami@andersonmori.com

OUR REF: 5871-A-1

July 9, 2002

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Brief Description of the Extraordinary Report dated June 12, 2002 and the Amendment to the Extraordinary Report dated June 13, 2002;
2. Brief Description of the Extraordinary Report dated June 13;
3. Brief description of the Annual Securities Report dated June 17, 2002;

* GAIKOKUHO JIMU BENGOSHI AND SENIOR COUNSEL
** PATENT ATTORNEY (BENRISHI)

4. Summary English translation of the statutory public notice dated June 17, 2002 in connection with the financial statements at or for one year ended March 31, 2002;
5. Summary English translation of the notice of a General Meeting of Shareholders dated May 31, 2002 together with Annual Business Report;
6. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 17, 2002.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ______________________
Hirohito Akagami

HA/OSA
Encls.

1. **Brief Description of the Extraordinary Report dated June 12, 2002 and the Amendment to the Extraordinary Report dated June 13, 2002**

   Extraordinary Report dated June 12, 2002 and the Amendment to the Extraordinary Report filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan in connection with the change in its major shareholders, specifically the transfer of shares from Kenji Ikemori (top shareholder) to Nikko Salomon Smith Barney Limited.

2. **Brief Description of the Extraordinary Report dated June 13**

   Extraordinary Report dated June 13, 2002 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan in connection with the change in its major shareholders, specifically the transfer of shares from Nikko Salomon Smith Barney Limited (top shareholder) to Kenji Ikemori.

3. **Brief description of Annual Securities Report dated June 17, 2002**

   Annual Securities Report stating the results for the year ended March 31, 2002 filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance in Japan.

4. **Summary English translation of the statutory public notice dated June 17, 2002 in connection with the financial statements at or for one year ended March 31, 2002**

   Summary of the non-consolidated and consolidated (for reference) balance sheet (including current assets, property, plant and equipment, investments and other assets, total assets, current liabilities, long-term liabilities, total liabilities and shareholders' equity) as of March 31, 2002 as well as the summary of the non-consolidated and consolidated (for reference) statement of income for the year ended March 31, 2002 were indicated.

5. Summary English translation of the notice of a General Meeting of Shareholders dated May 31, 2002 together with Annual Business Report

May 31, 2002

NOTICE OF CONVOCATION OF THE GENERAL MEETING OF SHAREHOLDERS OF FANCL CORPORATION FOR THE 22ND BUSINESS PERIOD

To: THE SHAREHOLDERS

We have the pleasure to notify you that the Ordinary General Meeting of Shareholders of the Company will be held for the 22nd business period of the Company and your attendance is cordially requested.

If you are unable to attend the meeting, we kindly ask you to review the attached referential documents, affix your seal or signature on the enclosed instruction card concerning the exercise of voting rights indicating thereon your approval or disapproval of the items of business, and return this to the Company.

Sincerely yours,

Kenji Ikemori
President and Representative Director

FANCL CORPORATION
109-1, Iijima-cho, Sakae-ku,
Yokohama City, Kanagawa Pref.
Japan

PARTICULARS OF MEETING

1.	**Date and Time:**	June 16, 2002 (Sun.) 10:00 a.m.
2.	**Place:**	13-1, Isogo 3-chome, Isogo-ku, Yokohama City Yokohama Prince Hotel 1st floor "Aya" Room (Please see the attached map as a guide to the place of meeting.)
3.	**Purpose of Meeting:**	
	Item to be Reported:	The Balance Sheet as of March 31, 2002, Income Statement and Business Report for the 22nd business period (from April 1, 2001 to March 31, 2002).
	Items of Business:	
	1st Item of Business:	Matters concerning the approval of the proposed appropriation of profit for the 22nd Business Period
	2nd Item of Business:	Matters concerning the partial amendment of the Articles of Incorporation of the Company (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)
	3rd Item of Business:	Matters concerning the acquisition of the own shares (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)
	4th Item of Business:	Matters concerning the appointment of three statutory auditors
	5th Item of Business:	Matters concerning the payment of retirement allowances to retiring auditors
	6th Item of Business:	Matters concerning the gratuitous issue of share options to the directors, statutory auditors and employees of the Company and its subsidiaries (Details of this Item of Business are set forth in the "Referential Documents for the Exercise of Voting Rights".)

END

* * *

When you attend the meeting, please present the enclosed instruction card to the receptionist.

Attachment

Business Report
for the period
from April 1, 2001 to March 31, 2002

1. Outline of Business Operation

(1) Development and Results of Business

Movements of Japan's Economy and Industry

The Japanese economy during the subject business period proceeded under further severe environment due to the international recession relating to information technology, the terrorist attacks on September 11, 2001 in the United States, and the onset of BSE, as well as the ongoing deflation and depressed share prices.

Sales of the cosmetics industry decreased for the fourth consecutive year, and the unit prices of products continued to decline. The health food industry, which is subject to increasing competition with major food companies and pharmaceutical companies that entered in this industry, kept growth in its market size backed by the increase in health consciousness.

Business Development for the Subject Period

In such economic environment, we have strengthened our commitment to "Beauty and Health from Inside and Outside the Body" (*Naigai Biyo*, dual beauty) making use of our research and development ability in order to further enhance the originality of our products and services. In addition, we acquired a building in Naka-ku, Yokohama City, by way of real estate trust, and moved our headquarters operations there in December 2001, to integrate the headquarters operations and business operations so as to improve the efficiency of the management.

In the cosmetics business, with the central concept of product development based on the "dual beauty" theory, we launched "Fenatty", a series of new basic cosmetics, in March 2002. In "Fenatty" series, we introduced a new skin care technique to break the cycle that induces sensitive skin, and succeeded in developing an innovative sized bottle that holds 30 ml [patent pending] which is three times the capacity of the existing natural cosmetics bottles. We also launched packed "*YogurEsthe*" series, in June 2001, inspired by yogurt fancied by women. In addition, We increased the number of times to publish the information magazine "Espoir" from 8 times a year to 12 times a year so that we could maintain better communication with customers. With respect to "FANCL House", we gave more priority to reviewing the declining existing shops than to opening new ones, which resulted in 1 shop newly opened and 8 shops closed during the period, and at the end thereof we had 114 shops in total including 2 franchises. As a result, turnover of the cosmetics business for this period was 29,944 million yen (2.7% increase from the previous period).

In the health food business, we focused on wholesale as well as mail-order services and retail shops, commencing to provide products to regional major supermarkets. We also formed a partnership with Shaddy Co., Ltd. in January 2002, and started to provide products to Shaddy. In February 2002, we experimentally started "Genki Net", a small shop that is profitable even in a small market. With respect to "Genki Station", we opened 1 shop during the period, and had 8 shops at the end thereof. Concerning the product development, the following products were launched: in April 2001 "*Yojogen*" adopting *kanpo* (traditional Chinese medicine), in May a

diet series "Perfect Slim Drink", in July "Multi Mineral" which contains 10 kinds of minerals in one tablet, in September "*Sara-sara* Support" which contains an agent that makes blood flow smooth, in December "*Kaimin* (Pleasant Sleep) Support", and in February 2002 "*Sokuyo* Vitamin B & C" that dissolves quickly in the mouth. We also improved and re-launched "*Manten Yasai* (Perfect Vegetables)" in June 2001, "*Rakusetsu* (lubrication of joints) Support" in November, and "Multi Carotene & Astaxanthin" in March 2002. As for advertisement, we made TV commercials, etc. featuring Mr. Tatsunori Hara again who had been appointed manager of Yomiuri Giants. As a result, turnover of the health food business for this period was 28,221 million yen (12.7% increase from the previous period).

In other operations, with respect to the sprouting unpolished rice (*hatsuga genmai*) business, the Company succeeded in developing dry "FANCL *Hatsugamai*" significantly improved from the wet predecessor, and launched it in April 2001. As a result, the product became easily usable for a broad range of applications from domestic use to business use, and it expanded in application being used in processed foods like rice cakes, powder and rice porridge, and as raw material of tea, etc. produced by leading beverage manufacturers as well as being served as rice (staple food). We also strove to promote sales by running a TV commercial featuring Mr. Morihiro Hosokawa, ex-Prime Minister, distributing tasting sets by mail-order service, and providing OEM to Japan Cooperative Association of Rice Sale Business (*Zenkoku Beikoku Hanbai Jigyo Kyodo Kumiai*) and Hokuren Federation of Agricultural Cooperatives (*Hokuren Nogyo Kyodo Kumiai Rengokai*). With respect to "Green Juice (*Aojiru*)" business, we strove to promote sales by expanding the scope of convenience stores dealing in the product, commencing the mail-order service in June 2001, and by launching powdered type in September. With respect to the comfortable life business, sales of comfortable goods remained strong with customers of mail-order service as leader. "Everyday is Discovery (*Mainichi ga Hakken*)", a magazine to cheer up the life of middle and aged population, we strove for exploitation of readers by further reviewing the contents. As a result, turnover in other operations for this period was 8,138 million yen (76.0% increase from the previous period).

In total, turnover for this period was 66,302 million yen (12.7% increase from the previous period). Regarding profit, ordinary income was 8,723 million yen (6.2% increase from the previous period) and net income was 4,794 million yen (6.0% increase from the previous period), reflecting holding down of the advertisement expenses and reduction in such other expenses as transportation offsetting the increase in cost percentage.

With respect to BSE, sales of the cosmetics and health food were affected at the first onset in Japan in October 2001, but to a small degree. We also would like to report you that, during the period, we replaced cow-related materials with those relating to animals other than cows, plants and marine lives.

(2) Future Challenges for the Company

Forecasting the future economy, though improvements are partly indicated in import and manufacturing, corporate profits and employment conditions remain stern, and it is assumed to require yet more time for recovery.

In these economic environments, the management challenges the Company faces are (1) to put the cosmetics business back on track of growth, (2) to further strengthen the operating base of the health food business as a leading company, and (3) to make both the sprouting unpolished rice business and "Green Juice (*Aojiru*)" business profitable at an early stage.

As strategies for each business, in the cosmetics business we will make the most of our superiority having both cosmetics business and health food business, establish and develop the

theory of "dual beauty" with cosmetics plus supplement, and utilise our research and development ability.

In the health food business, we will develop and improve our products making the best of our research and development ability, and distinctly stand out from other companies.

In the sprouting unpolished rice business, we will seek further increase of sales by mail-order service, as well as strengthen the sales promotion to food manufacturers and restaurant industry, and strive for expansion of customers.

In the "Green Juice (*Aojiru*)" business, we will aim at expanding the sales by gaining acceptance of customers through sales reinforcement drawing attention to its ease of drinking and effectiveness.

In the overseas business, we will strive to expand our business in the Asia region by integrating the sales supervision function into the local corporation in Singapore and enhance the training of sales representatives and advertisement.

With respect to "FANCL Square (Ginza, Tokyo)" to be opened in Spring 2003, we will operate it as a site of proposition to customers as well as a site for enhancing the brand image.

Also, we will seek to obtain the certification of ISO Standards of the 14001 Series, an international standard for the environmental management system, aiming to become a nature-friendly company.

In addition, we will take various measures including enhancement of corporate governance, personnel-system reform, promotion of low-cost management such as consolidation of company-wide advertisement, and establishment of a basic system that integrates the management resources.

We kindly ask all the shareholders to understand our business attitude and to provide us with more support than ever before.

(3) Capital Investment

Capital investment for the period totalled 1,709 million yen, principally accrued from part of the construction cost of "FANCL Square (Ginza, Tokyo)" which is currently under construction, renewal of the shops under direct management, cosmetics production equipment, and system development.

(4) Capital Procurement

The Company raised no capital for the period.

(5) Results of Operations and Conditions of Assets

Period / Division	19th Period March 1999	20th Period March 2000	21st Period March 2001	22nd (Current) Period March 2001
Turnover (million yen)	47,397	56,169	58,824	66,302
Ordinary Income (million yen)	8,739	10,053	8,214	8,723
Net Income (million yen)	4,005	5,925	4,523	4,794
Net Income per Share (yen)	387.61	404.95	232.11	245.94
Total Assets (million yen)	42,493	60,179	63,695	67,146
Net Assets (million yen)	26,732	48,496	52,488	56,762

(Notes)

1. Net income per share was calculated based on the average total number of issued shares during the period [in case of the 22nd (Current) period, after the acquisition of the own shares]. Net income per share for the 20th and 21st Periods were calculated assuming that a share split took place at the beginning of the respective period.
2. For the 19th Period, the growth in total assets and net assets is considerably larger due to the issuance of 1,000,000 new shares publicly offered on November 12, 1998.
3. For the 20th Period, the growth in total assets and net assets is considerably larger due to the issuance of 500,000 new shares publicly offered on December 7, 1999.
4. For the 22nd (Current) Period, the results are as described in the above "(1) Development and Results of Business".

6. Summary English translation of the notice of resolutions of the General Meeting of Shareholders dated June 17, 2002

Notice to shareholders notifying that all the items were resolved and approved in their original form at the General Meeting of Shareholders held on June 17, 2002.